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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

September 29, 2017

VIA EDGAR
==========
Lisa Larkin
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Nebraska Fund
File Nos. 333-159484 and 811-22298

Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests, on behalf of Nebraska Fund (the "Registrant" or the "Fund") and Capital Investment Group, Inc., the Fund's distributor, that the effective date for the Prospectus and Statement of Additional of the Registrant on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, captioned above be accelerated so that it will be declared effective at 4:00 P.M. on September 29, 2017, or as soon thereafter as is practicable.

* * *
If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis